Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the nine month period ended January 31, 2012
Date Prepared: March 13, 2012

GENERAL

Management discussion & analysis (“MD&A”) is intended to supplement and complement the financial statements of Crosshair Energy Corporation (formerly Crosshair Exploration & Mining Corp.) (the “Company” or “Crosshair”).  The information provided herein should be read in conjunction with the Company’s audited consolidated financial statements and notes for the year ended April 30, 2011 and the unaudited condensed interim consolidated financial statements and notes for the nine month period ended January 31, 2012.

All dollar figures presented are expressed in Canadian dollars unless otherwise noted.  Financial statements and summary information derived there from are prepared in accordance with International Financial Reporting Standards (“IFRS”).

Management is responsible for the preparation and integrity of the financial statements and MD&A, including the maintenance of appropriate information systems, procedures and internal controls and to ensure that information used internally or disclosed externally, including the financial statements and MD&A, is complete and reliable.  The Company’s board of directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.  The board’s audit committee meets with management quarterly to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters.

The reader is encouraged to review Company statutory filings on www.sedar.com and to review general information including reports and maps on the Company's website at www.crosshairenergy.com.

FORWARD LOOKING STATEMENTS

Certain of the statements made herein may constitute “forward-looking statements” or contain “forward-looking information” within the meaning of applicable Canadian and United States securities laws.  In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. All statements, other than statements of historical fact, included herein including, without limitation; statements about the potential for additional mineralization at the Company’s properties, the timelines to complete the Company’s exploration programs, timing for permit applications, timing for new resource estimates, the estimation of mineral resource estimates, timing to complete technical reports, timing to complete a PEA on Juniper Ridge and Bootheel, forecasts for exploration expenditures, estimates of future administrative costs and statements about the Company’s future development of its properties. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mine exploration and development including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; the potential for unexpected costs and expenses and commodity price fluctuations including the price of uranium; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Report on Form 20-F and in each MD&A.

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the nine month period ended January 31, 2012
Date Prepared: March 13, 2012

Forward-looking information and forward-looking statement are in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of commodities; that the Company can access financing, appropriate equipment and sufficient labour availability and that the political environment will continue to support the development and operation of mining projects.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.  Accordingly, readers are advised not to place undue reliance on forward-looking statements. The Company does not intend to update forward-looking statements or information, except as may be required by applicable law.

NATIONAL INSTRUMENT 43-101 COMPLIANCE

C. Stewart Wallis, P.Geo., President  of Crosshair and a Qualified Person as defined by National Instrument  43-101 (“NI 43-101”), has reviewed and approved the technical information contained in this MD&A. Further information on the Company’s mineral properties can be found in the following NI 43-101 Technical Reports which are available on SEDAR at www.sedar.com and the Company’s website:

•	Juniper Ridge Property: The Technical Report titled “Juniper Ridge Uranium Project, 43-101 Mineral Resource Technical Report, Carbon County, Wyoming, USA” dated February 21, 2012,.
•	Bootheel Project: The Technical Report titled “Technical Report on the Bootheel Project for Crosshair Energy Corp. and The Bootheel Project LLC” dated February 27,2012..
•	CMB JV Uranium Project: The Technical Report titled “Technical Report on the CMBNW Property, Labrador Canada” dated June 22, 2009.
•	CMB Property: The Technical Report titled “Form 43-101 Technical Report on the Central Mineral Belt (CMB) Uranium - Vanadium Project, Labrador, Canada” dated January 20, 2011 (Rev March 10, 2011).
•
Golden Promise Property: The Technical Report titled “Form 43-101F1 Technical Report for the Golden Promise, South Golden Promise and Victoria Lake Properties, Newfoundland and Labrador” dated April 30, 2008 and amended September 23, 2008.

DESCRIPTION OF BUSINESS AND OVERVIEW

The Company is a mineral exploration company engaged in acquiring, exploring and developing mineral properties and with its current focus being primarily uranium and vanadium properties in North America.  The Company does not have any producing mineral properties at this time. The Company’s shares trade on Toronto Stock Exchange and on the NYSE AMEX Exchange.

The Company is currently focusing on exploration and evaluation activities in the province of Newfoundland and Labrador, Canada and the state of Wyoming, USA on the following properties:

➢	Juniper Ridge Property in Wyoming

➢	Bootheel Uranium (“Bootheel”) Project with UR Energy in Wyoming

➢	Central Mineral Belt (“CMB”) Uranium Project in Labrador

➢	Central Mineral Belt Joint Venture (“CMB JV”) Uranium Project with Silver Spruce Resources Ltd. in Labrador

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the nine month period ended January 31, 2012
Date Prepared: March 13, 2012

HIGHLIGHTS

The Company’s efforts for the first nine months of fiscal 2012 were as follows:

•
An initial Mineral Resource estimate was completed on the Juniper Ridge Project, in southern Wyoming.  The estimate includes a total Indicated Mineral Resource of 5.2 million pounds of uranium oxide (4,140,000 tons at 0.063% eU3O8), using a grade thickness (GT) cut-off of 0.1%-ft.

•
An updated Mineral Resource estimate was completed on the Bootheel Project, also located in southern Wyoming. The updated estimate includes an Indicated Mineral Resource of 1.48 million pounds of uranium oxide (2,068,000 tons at 0.036% U3O8) and an additional Inferred Mineral Resource of 3.13 million pounds of uranium oxide (3,994,000 tons at 0.039% U3 O8).

•	A total of 23,852 metres of drilling was completed on the Juniper Ridge Property and 10,900 metres ofdrilling was completed on the Bootheel Property.

•	A total of 3,138 metres of drilling was completed on the CMB Project, and a total of 1,642 metres of drillingwas completed on the CMB JV Project.

Juniper Ridge Uranium Property

On October 29, 2010, Crosshair signed a definitive agreement with Strathmore Resources Ltd., a wholly owned subsidiary of Strathmore Minerals Corp., to acquire the Juniper Ridge Uranium Property (the “Property”).  The aggregate total price for a 100% interest in the Property will be satisfied by Crosshair as follows:

	In Cash (USD)	In Shares (USD)	Total (USD)
Upon signing of the agreement (paid)	$25,000	$-	$25,000
By November 15, 2010 (paid)	175,000	-	175,000
By October 29, 2011(paid)	250,000	250,000	500,000
By October 29, 2012 (1)	1,250,000	1,250,000	2,500,000
By October 29, 2013 (1)	1,250,000	1,250,000	2,500,000
Upon obtaining production permit (2)	1,500,000	-	1,500,000

	$4,450,000	$2,750,000	$7,200,000

1 These amounts are based on the estimated 5 million pounds uranium reserves at US $0.50 per pound.  Actual payments will be based on the measured, indicated and inferred uranium resources as defined by the NI 43-101 technical report. The minimum commitment is US $2,500,000, with the Company paying an additional US $0.50 per pound in excess of 5 million pounds if the NI 43-101 technical report shows a resource in excess of 5 million pounds.

2 This amount is based on the estimated 5 million pounds uranium reserves at US $0.30 per pound.  Actual payments will be based on the proven and probable uranium reserves as determined by prefeasibility or feasibility study.  At the option of Strathmore, the Company will make this payment in cash, shares or a combination of cash and shares. The minimum commitment is US $1,500,000.

Title to the Juniper Ridge property was transferred to the Company by Strathmore upon completing the initial payments of US$700,000.  US$250,000 of this amount has been paid by issuance of 552,513 common shares of the Company.  The Company can terminate the acquisition agreement at any time upon written notice, without any further liabilities to the Company.  Strathmore will retain a 2% Gross Revenue Royalty on the Property.  The Company has the option to repurchase this royalty at any time during the first three years after commencement of commercial production for US $1.5 million for each 1% of the Gross Revenue Royalty.

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the nine month period ended January 31, 2012
Date Prepared: March 13, 2012

Project Summary

The Juniper Ridge Property, located in Carbon County, south-central Wyoming, comprises 197 claims and one state mineral lease totaling 4,710 acres (1,906 Ha) in size.

Juniper Ridge contains a historical geological resource of 5.2 million tons grading 0.067% eU3O8, for a total 6.97 million pounds of uranium. The historical resource estimate, completed by AGIP Mining Company in 1986 was based on half-foot interval gamma logs using a tonnage factor of 17.0 cubic feet per short ton, and cut-offs of 0.03% eU3O8 over a minimum 2.0 foot interval. The resource was estimated using the polygonal method with a maximum 50 foot radius. This resource estimate was completed prior to the implementation of NI 43-101 and is not compliant with current accepted reserve and resource classifications as set forth by the Canadian Institute of Mining and Metallurgy. Additional drilling will be required to verify this resource and classify it under the current standards. Given the quality of the historic work completed on the Property, Crosshair believes the resource estimate to be both relevant and reliable. However, a qualified person has not completed sufficient work to classify the historic mineral resources as current mineral resources or mineral reserves as defined in NI 43-101, and Crosshair is not treating the historic resources as current. Therefore, the historical resource estimate should not be relied upon.

Current Highlights

Following on a successful summer/fall 2011 exploration program, the Company was able to complete an initial independent Mineral Resource estimate on the Juniper Ridge Project.  The estimate includes a total Indicated Mineral Resource of 5.2 million pounds of uranium oxide, using a grade thickness (GT) cut-off of 0.1%-ft (see Table below for tonnage and grade details).

Juniper Ridge Mineral Resource Estimate, as of January 11, 2012
PROJECT TOTAL	GT Cut-off (%-ft)
Indicated Resource	0.1	0.25	0.5
Pounds eU3O8	5,208,000	4,665,000	3,401,000
Tons	4,140,000	3,087,000	2,035,000
Average Grade % eU3O8	0.063	0.076	0.084

Juniper Ridge West	GT Cut-off (%-ft)
Indicated Resource	0.1	0.25	0.5
Pounds eU3O8	840,000	758,000	601,000
Tons	635,000	487,000	340,000
Average Grade % eU3O8	0.066	0.078	0.088

Juniper Ridge East	GT Cut-off (%-ft)
Indicated Resource	0.1	0.25	0.5
Pounds eU3O8	4,368,000	3,907,000	2,800,000
Tons	3,505,000	2,600,000	1,695,000
Average Grade % eU3O8	0.062	0.075	0.083

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the nine month period ended January 31, 2012
Date Prepared: March 13, 2012

Subsequent to publication of this Resource Estimate, a Preliminary Economic Assessment (PEA) will be developed to assess the economic potential of the project. The PEA will generate a preliminary estimate of the overall capital investment required to produce commercial quantities of uranium oxide. As part of the PEA, metallurgical test work to confirm the historical uranium recoveries is underway. The exploration and mine development timeline developed by Crosshair for Juniper Ridge for calendar year 2012 calls for further exploration drilling, definition drilling, completion of technical and scoping studies and initiation of the permitting process.

Bootheel Uranium Project

The Bootheel properties are currently owned by The Bootheel Project LLC and consist of 274 Federal Mining claims, two state leases, and 3,155.7 acres of fee land held under a Mineral Lease and Surface Access Agreement with MJ Ranches.  The Company now has a 75% interest in The Bootheel Project LLC, subject to certain Royalties. Under the terms of an agreement dated June 7, 2007, as amended December 21, 2007, and February 28, 2008, between UR-Energy USA Inc. (“URE”), several of its subsidiaries, Target Exploration and Mining Corp (“Target”), now a wholly owned Crosshair subsidiary, and 448018 Exploration Inc. (“448018”), a wholly owned subsidiary of Target, the Company was able to earn this 75% interest in The Bootheel Project LLC, by completing expenditures totalling US $3 million and issuing 125,000 common shares on or before June 7, 2011.  All the common shares have been issued and as of July 31, 2009, Crosshair has exceeded US $3 million in expenditures on the property, thereby earning its 75% interest.

Under Agreements dated February 5, 2008 between MJ Ranches Inc, and 448018 as manager, The Bootheel Project LLC leased MJ Ranches’ 75% ownership of certain minerals on fee land that adjoins the Bootheel Property. The initial term of the agreement is for five years with provision for two renewals.  Payment for the initial five year term is US$252,651 paid in advance, increased for inflation for the renewal periods.  The Fee Lands are subject to a sliding scale Royalty tied to the sales price of uranium.

An additional five claims were staked in December 2009 and the Bootheel Project LLC now comprises a 100% mineral interest in 274 Federal Unpatented Mining Claims, two state leases and a 75% mineral interest in four fee sections for a total of 8,524 gross mineral acres and surface access rights to 8,180 acres.

Project Summary

The property has been previously explored for uranium by a number of companies in the 1970s and again in the mid 1990s by Cameco Corporation (“Cameco”).

The Bootheel Project LLC acquired a database from Power Resources Inc. that includes reports, gamma logs, drill logs and other data which primarily cover the Federal mining claims but also include some historic data from the surrounding fee land.

On January 15, 2009 The Bootheel Project LLC acquired additional data from Cameco which covers the four fee sections under lease from MJ Ranches.  The data includes historical geological and gamma logs covering 660 drill holes, totalling approximately 290,000 ft.  Compilation to date indicates that there have been approximately 1,900 drill holes, totalling in excess of 600,000 ft, completed on the property and the surrounding area.

The calendar year 2008 drilling program, designed to further test the mineralized Sundance Formation, consisted of 93 vertical holes averaging 540 ft in depth and totalling 50,163 ft.  Of these holes, 12 were spot cored through the Sundance Formation resulting in 708.5 ft of core.  Drilling commenced in June and was completed September 20, 2008.

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the nine month period ended January 31, 2012
Date Prepared: March 13, 2012

In addition to the calendar year 2008 drilling program, the historic holes were relocated, and limited ground radiometric and water sampling surveys were carried out.  On February 5, 2009 Target reported that preliminary bottle roll tests had confirmed historical metallurgical test work indicating uranium recoveries of 87% or better using sodium bicarbonate as a lixiviant.

The data acquired from Cameco were compiled by Crosshair’s geological team and was combined with the results from over 50,000 feet of drilling completed by Target at Bootheel during calendar year 2008. This compilation allowed the Company to complete an initial independent Mineral Resource estimate in 2009. The initial resource estimate was subsequently updated as set forth below.

Current Highlights

As was the case with the Juniper Ridge Project, a successful 2011 exploration program enabled the Company to complete an updated Mineral Resource estimate on the Bootheel Project. The updated estimate includes an Indicated Mineral Resource of 1.48 million pounds of uranium oxide and an additional Inferred Mineral Resource of 3.13 million pounds of uranium oxide (see Table below for tonnage and grade details). This represents a 36% increase in the Indicated Mineral Resource estimate.

Bootheel Mineral Resource Estimate as of January 16, 2012
Classification	Formation	Short tons	% eU3O8	Pounds eU3O8

Indicated	Sundance	2,068,000	0.036	1,482,000

Inferred	Sundance	3,039,000	0.032	1,942,000
Inferred	Wind River	955,000	0.062	1,184,000
Inferred	Total	3,994,000	0.039	3,126,000

Following the updating of the Mineral Resource estimate, a PEA is scheduled for completion in 2012. This PEA will assess the size of the project from an economic standpoint and will generate an initial estimate of the capital investment required to bring the project into production.

The majority of the uranium mineralization on the Bootheel Property is hosted by the Sundance Formation. Laboratory testing in the calendar year 2008 demonstrated the potential for uranium mining by in-situ recovery (ISR). ISR techniques are more environmentally friendly and less capital intensive than conventional mining methods. Currently, there are two ISR projects in production and several other ISR projects in the permitting or development phase, in Wyoming.

CMB Project

The CMB project includes the following property agreements:

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the nine month period ended January 31, 2012
Date Prepared: March 13, 2012

Moran Lake Property

Pursuant to an agreement dated October 14, 2004, the Company acquired an option to earn a 90% interest, subject to a 2% NSR and a 10% carried interest to the vendor, in the Moran Lake Property, a uranium prospect located in Central Labrador, Newfoundland, Canada.  The agreement was amended on March 1, 2005 to include additional claims adjacent to the Moran Lake Property, known as Moran Heights.

The Company has previously issued 400,000 common shares, made cash payments totalling $575,000 and spent more than the required minimum $3,000,000 on project expenditures.  In connection with the option agreement to earn its 90% interest in the Moran Lake Property the Company was involved in a dispute with the original vendor of the Moran Lake Property, Mr. Murphy, regarding the timing of the advance royalty payments. On December 6, 2011, the Company settled the litigation. The terms of the settlement are a cash payment in the amount of $600,000 and an additional payment of 1,193,614 in Company shares. All litigation has been discontinued and Mr. Murphy has acknowledged the Company’s 90% interest in the CMB Uranium /Vanadium Project has vested and any requirement for a bankable feasibility study has been irrevocably waived. The Company will be required to make advance royalty payments of $200,000 per year commencing in November 2012. Should the Company choose to bring the Moran Lake Property into production, the advance royalty payments made previously will be deducted against any Net Smelter Royalty owed to the original vendor of the property.

Otter/Portage Lake Property

Pursuant to an agreement dated December 2, 2005, the Company acquired an option to earn a 100% interest, subject to a 1.5% NSR, in the Otter and Portage Lake Properties located in the Central Mineral Belt of Labrador.

To date, the Company has issued the total required 56,250 common shares, made cash payments totaling $140,000 and spent more than the required minimum $600,000 on project expenditures.

Project Summary

The CMB Project is host to the C Zone – Area 1 – Armstrong Corridor, which has a current Indicated Mineral Resource of 5.19 million pounds of uranium (6.92 million tonnes at 0.034% U3O8) and an additional Inferred Mineral Resource of 5.82 million pounds of uranium (8.17 million tonnes at 0.032% U3O8) between all three zones.  It also contains an Indicated Mineral Resource of 42.8 million pounds of vanadium (14.7 million tonnes at 0.15% V2O5) and an additional Inferred Mineral Resource of 93.6 million pounds (28.3 million tonnes at 0.16% V2O5). All three zones remain open and future programs will be aimed at confirming the continuity of mineralization between the zones.  The 2,116 claims in 22 licences cover 529 square km and are in good standing under provincial work assessment rules until calendar year 2012 and some as late as calendar year 2021. No work is required on these claims for the foreseeable future.

The corridor falls outside of Labrador Inuit Lands and is not directly impacted by the Nunatsiavut Government's April 2008 decision to place a three year moratorium on uranium mining within their self-governed Labrador Inuit Lands.  This moratorium was put in place in order to allow the Nunatsiavut Government time to establish a lands administration system and to develop an Environmental Assessment Act and environmental protection legislation.  On December 14, 2011 the Nunatsiavut Government voted unanimously to lift the moratorium on the working, production, mining and development of uranium on Labrador Inuit Lands (LIL).On March 8, 2012, the Nunatsiavut Government released a statement that it had enacted its Environmental Protection Act as well as an amendment to the Labrador Inuit Lands Act lifting the moratorium on the working, production, mining and development of uranium on Labrador Inuit Lands.

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the nine month period ended January 31, 2012
Date Prepared: March 13, 2012

Since acquisition in calendar year 2004, the Company has completed 386 holes totalling 69,142 metres on the property, including 51,424 metres in 251 holes on the main C zone and associated Area 1 and Armstrong showings. Area 1, Armstrong, and the C Zone comprise a 4.5 kilometre (km) long uranium mineralized corridor, with Area 1 and Armstrong located approximately 1.5 km southwest and 3.0 km southwest, respectively, of the C Zone.  All zones of mineralization are open for expansion, both along strike and at depth.

Current Highlights

The 2011 summer drilling program commenced in July with a budget of approximately $1.6 million. Nineteen diamond drill holes, totaling 3,138 metres, were focused on two areas; the structural corridor between the C Zone and Area One, as well as the Blue Star prospect, located approximately 10 kilometres northeast of the C Zone. The results of this program support the interpretation that the vanadium mineralization is continuous between the two zones. Selected highlights from the assay results are presented below.

Drill Hole	From (metres)	To (metres)	Length (metres)	V2O5%
ML-11-188	50.0	100.0	50.0	0.152
ML-11-190	4.0	44.0	40.0	0.167
ML-11-195	2	10.8	8.8	0.171
and	43.4	91.9	48.5	0.195
including	62.9	72.9	10	0.262
ML-11-196	3.5	16	12.5	0.240
and	56	118	62	0.185
including	82	105	23	0.235

Down hole gamma logs and hematitic alteration encountered in the upper portions of the holes strongly suggests that the two mineralized zones (C-zone and Area 1) were continuous. The assay results, as presented in the table above, confirm that the mineralization is, in fact, a single continuous unit. This has enabled the mineralization to be extended approximately 200 metres to the southwest.

The true width of the mineralized zone is 60% to 90% of the lengths stated in the above table. Laboratory analysis was performed by Activation Laboratories in Ancaster, ON. Vanadium analyses were performed using Inductively Coupled Plasma Mass Spectrometry. Samples that exceeded the upper limit for vanadium were re-assayed using fusion ICP. Standards, blanks, and duplicate assays were included at regular intervals in each sample batch submitted from the field as part of Crosshair’s ongoing Quality Assurance/Quality Control program. Uranium analysis was carried out utilizing the delayed neutron counting method, while multi-element analysis was performed using Inductively Coupled Plasma Mass Spectrometr. Samples that exceeded the upper limit for uranium were re-assayed using X-ray fluorescence.

Drilling on the Blue Star prospect was aimed at following up on widely scattered coincident airborne geophysical and rock geochemical anomalies. Ten holes, totaling 1,404 metres, were completed with four holes intersecting thin uranium mineralized zones including a three metre interval which returned 0.050% U3O8 from drill hole BS-11-006.  Insufficient drilling has been completed to determine the true thicknesses. Additional information on the drill results can be found in the Company’s news releases dated October6, 2011 and November 22, 2011.

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the nine month period ended January 31, 2012
Date Prepared: March 13, 2012

CMB JV Project

The CMB JV Project (650 claims in 7 licences) is a joint venture partnership with Silver Spruce Resources (“SSE”). SSE declined to participate in the 2010 program and was diluted to a 37.4% interest at the end of 2010. The Project is host to the Two Time Zone, which has an existing Indicated Resource Estimate of 2.33 million pounds of uranium (1.82 million tonnes at 0.058% U3O8) and an additional Inferred Resource Estimate of 3.73 million pounds of uranium (3.16 million tonnes at 0.053% U3O8), also open for expansion. In addition to the Two Time prospect, the CMB-JV also contains the Firestone, South Brook, Running Man and Big Bear prospects.

The Two Time Zone is the most advanced of these prospects.  It is located, as is the majority of the CMB-JV project area, north-west of Crosshair's current CMB Project.

The 2010 summer program consisted of reconnaissance geological mapping, prospecting traverses, and biogeochemical sampling to further evaluate existing airborne radioactive anomalies and lake sediment anomalies. The most significant discovery was an angular mineralized granite float sample similar to the Two-Time mineralization assaying 3750 ppm U with elevated Mo, Pb, Cu and REE`s.  This float sample was collected approximately seven kilometres north of the Two-Time Zone.

Current Highlights

The summer/fall 2011 drilling program targeted several new uranium showings discovered in 2009 and 2010.  SSE has declined to participate in this program and the Company has notified SSE that its interest will be diluted to less tham 10% interest and thus they will now retain a 2% Net Smelter Return Royalty. One of the highest priority target areas of the 2011 CMB JV program was the Two Time property.  Seven diamond drill holes, totaling 2,961 metres, were completed on this property, with the aim of investigating the down dip extension of the resource previously reported. Results from this most recent drilling confirmed uranium mineralization to depths of over 500 metres. Assay highlights include:

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the nine month period ended January 31, 2012
Date Prepared: March 13, 2012

Drill Hole	From (metres)	To (metres)	Length (metres)	U3O8%
CMB-11-43	546.5	551	4.5	0.069
CMB-11-44	229	233	4	0.059
including	239.5	241	1.5	0.057
	245.5	246.5	1	0.047
including	245.5	246	0.5	0.063
	281	282.5	1.5	0.055
	298	299.5	1.5	0.069
including	299	299.5	0.5	0.150
CMB-11-45	219	220.5	1.5	0.048
CMB-11-47	144	145	1	0.056
	466.5	473.5	7	0.033
	476.5	477	0.5	0.055
CMB-11-48	280.5	281	0.5	0.079
including	325.5	326	0.5	0.069
	458.5	490	31.5	0.031
including	470.5	472.5	2	0.067
and	483.5	487	3.5	0.051
and	499.5	502.5	3	0.061

In June, 2009 an Technical Report outlined an Indicated Mineral Resource estimate of 2.33 M lbs of uranium (1.82 MT grading 0.058% U3O8) and an additional Inferred Mineral Resource estimate  of 3.73 M lbs  of uranium (3.16 MT grading 0.053% U3O8) in the Two Time Zone. This initial Mineral Resource Estimate was based on data above 300 metres of depth.

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the nine month period ended January 31, 2012
Date Prepared: March 13, 2012

A second component of the 2011 drilling program was to investigate a number of coincident airborne radiometric geophysical and rock geochemical anomalies outside the Two Time Zone. Fourteen diamond drill holes, totaling 1,245 metres, were completed on four separate prospects within the CMB-JV project area. Three of the fourteen drill holes intersected mainly thin uranium mineralized zones. On the Firestone prospect, drill hole FS-11-007 intersected a three and a half metre interval that returned 0.084% U3O8. Contained within this interval was a 0.5 metre interval that returned 0.519% U3O8. The only hole drilled on the Big Bear showing returned 7 metres of 0.031% U3O8. Drilling at the Firestone prospect, as well as the three eastern-most prospects of South Brook, Running Man and Big Bear, was preliminary, with the program cut short due to inclement weather.

Golden Promise Gold Project

On April 29, 2009 Crosshair acquired a 60% interest in the Golden Promise Gold Project in Central Newfoundland, Canada with an option to acquire up to a 70% interest.  Crosshair issued 663,750 common shares with a market value of $686,608 based on the weighted average of Crosshairs share price for the period 2 days before and after the closing date of April 29, 2009 in accordance with CICA Section 1582, (Business Combinations) and CICA 3870, (Stock-based Compensation and other Stock-based Payments) to Paragon to purchase the 60% interest in Golden Promise with an option to increase its interest to 70%.  Crosshair will provide Paragon with a $2.0 million carried interest in initial exploration expenditures to be completed prior to May 2013.  Crosshair can extend the timeframe to complete the initial exploration program by 12 months upon issuing 250,000 common shares to Paragon.  Expenditures on the project since April 2009 total $1,282,311.

Upon the successful completion of the initial $2.0 million exploration program, Crosshair can elect to earn an additional 10% interest (to 70%) in Golden Promise by providing Paragon with an additional $1.0 million carried interest in additional exploration expenditures within 24 months.  Crosshair can extend the timeframe to complete the additional exploration program by 12 months upon issuing 62,500 common shares to Paragon.  In the event Crosshair does not complete the additional expenditure program within the required timeframe, Crosshair can purchase the remaining 10% interest by paying Paragon the difference between actually incurred exploration expenditures and $1.0 million or just retain the 60% interest.

The project currently consists of 725 claims (18,125 ha) and one mining lease totaling 39.8 hectares

Project Summary

Five quartz vein zones characterized by coarse visible gold have been discovered on the Golden Promise Project.  The Jaclyn Main Zone is the most advanced and has been intersected over a minimum strike length of 950 metres (m) and to a depth of 425 m.  The zone remains open for expansion along strike and to depth.  A preliminary independent Mineral Resource estimate has been completed at the Jaclyn Main Zone.  The golden Promise Project hosts an Inferred Mineral Resource of 89,500 ounces of gold (921,000 tonnes averaging 3.02 grams per tonne gold) at a cut-off of 1 gram per tonne gold.

During the 2010 fiscal year the Company completed 7,220 m of drilling in 38 holes.  Twelve (12) holes (641m) were shallow infill holes located in the central part of the deposit designed to provide samples of the vein for metallurgical testing and to test for structural and grade continuity of the vein prior to the planned bulk sampling program.  Three holes (657 m) tested the Jaclyn North showing and four holes (572m) followed up an intercept 400 m west of the North zone. The remaining 19 holes (5,350m) tested the central part of the deposit and the extension down plunge to the east.

A composite sample from six previously completed drill holes was submitted to SGS Mineral Services (“SGS”) Vancouver, BC for preliminary metallurgical testing including gravity concentration, flotation and determination of the cyanide leaching characteristics.  Thirty-four (34) samples from the drill holes were composited to provide one sample of 34.4 kilograms with a head grade which assayed 4.5 g/t gold as compared to the weighted average

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the nine month period ended January 31, 2012
Date Prepared: March 13, 2012

historical assay grade based on the individual samples of 4.18 g/t gold.  Subsequent to the fiscal 2010 year end the Company announced that the results indicate that the gold in the vein can be effectively recovered using gravity concentration in combination with flotation or leaching, or by direct leaching.  Gravity concentration recovers 85% of the gold at 120 microns and the remaining gold in the gravity tails can be recovered either by flotation after regrinding (96% rougher recovery at 110 microns) or by cyanide leaching (94% recovery in 72 hours at 70 microns).  The gold can also be recovered by direct leaching of the whole rock sample at 70 micron grind over a 72 hour period resulting in 98% extraction of the gold.

Thirty-nine drill core samples from the 12 infill holes drilled this year in the central part of the Jaclyn Main Deposit were also submitted to SGS for additional metallurgical test work to confirm the previous results.  These core samples were composited to provide two samples (labelled A and B) of 17.0 kilograms (kg) and 13.9 kg with head grades which assayed 8.02 grams per tonne (g/t) and 8.00 gpt respectively.  The composite samples were crushed, then blended and split into individual charges for the various metallurgical tests. The results confirm that the gold in the vein can be effectively recovered using gravity separation in combination with leaching, or by direct leaching.

A gravity separation test conducted on composite A ground to P80 of 150 microns recovered 84% of the gold.  The recovery process was further enhanced when the gravity tail was leached.  Leaching recovered 76% of the gold in the gravity tail, which resulted in a total gold recovery of 96%. The leach kinetics were fast and the recovery was complete within 24 hours.

The gold can also be recovered by direct leaching of the whole rock resulting in 93% extraction of the gold.  When composite A was ground to P80 of 150 microns and leached, 93% of the gold was recovered and only 0.16 kg/t of sodium cyanide (NaCN) was consumed.  Composite B had the same gold recovery and was ground slightly more to P80 of 100 microns and consumed slightly more NaCN (0.25 kg/t).

The 2,200 tonne bulk sampling program was completed in December 2010 in order to determine a more representative gold grade for the Jaclyn resource, since assay results from diamond drilling alone may not be an effective means of reliably determining grade in high-nugget effect gold systems.  The gold occurrences on the Golden Promise Property, including the Jaclyn Main Zone, exhibit many similarities to the deposits of the Bendigo-Ballarat Gold District in Australia, which have collectively produced over 31 million ounces of gold.  Studies of other high-nugget effect gold deposits, including deposits from the Bendigo Goldfield, indicate that assays from surface diamond drill holes may understate the actual in-situ gold grade in such deposits.

A total of 2,241 tonnes were delivered to the Nugget Pond Mill owned by Rambler Metals and Mining Plc. Two gold bars weighing 5.37 kilograms were poured and shipped to Johnson Matthey Limited in Toronto for refining.  In addition to the bars, the ball mill and SAG mill were cleaned out and 482.5 kilograms of concentrate were also shipped to Johnson Matthey for treatment and refining.  After refining, the bars and the mill concentrate produced a total of 313.59 ounces of gold and 23.05 ounces of silver which were sold for net receipts of CDN$430,001.85 after treatment charges.  The cost of the program, after receipts from the gold sales, was approximately $100,000.

Based on the mill records and the total gold recovered, the average recovered gold grade was 4.47 g/t gold.  The average tails grade was 1.12 g/t gold indicating a back-calculated head grade of 5.59 g/t gold with an 80% recovery.  While an overall recovery of 80% is positive it is lower than predicted by the bench scale test work.  It is believed that the lower than expected recovery is due to the presence of carbonaceous material in the waste rock.  In future, this issue can be mitigated by modifying the circuit to a carbon in leach process as opposed to a carbon in pulp process.  This would result in a minor modification to the flow sheet which will be further refined in future metallurgical test programs.

For reconciliation purposes, Crosshair compared the head grade with the estimated sample grade using the block model prepared in April 2008 by Gary Giroux, P.Eng. which stated an inferred resource of 921,000t at 3.02 g/t

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the nine month period ended January 31, 2012
Date Prepared: March 13, 2012

gold (for further details, please refer to the Form 43-101F1 Technical Report for the Golden Promise, South Golden Promise and Victoria Lake Properties, Newfoundland and Labrador dated April 30, 2008 and amended September 23, 2008). Assuming a 2 metre (m) deep trench and 25% dilution, Gary Giroux determined that the model predicted that the bulk sample would have had a tonnage of 2,125 t at an average grade of 4.42 g/t.

No work has been carried out on the project during the current quarter.

South Golden Promise Project

Under the terms of an agreement dated February 14, 2003 with Paragon, the Company has earned a 60% interest in the South Golden Promise Property, subject to a 2.5% Net Smelter Return to the underlying vendors, by issuing a total of 100,000 common shares and completing a minimum of $1,750,000 in exploration expenditures. Paragon declined to participate in the recent programs and has been diluted to a 37.98% interest. The South Golden Promise Property includes two separate blocks of licenses, these being the South Golden Promise and the Victoria Lake claim blocks, which collectively cover 38 square kilometres in 151 claims in 9 licences.

Project Summary

Since acquiring the properties, the Company has completed several phases of exploration including prospecting, mapping, till and rock sampling as well as trenching on targets defined by the other works.

At South Golden Promise, the work to date has outlined a significant gold-bearing quartz vein system that has been exposed on surface for 170 meters and tested to about 50 metres depth by diamond drilling.  A total of 16 holes were completed at South Golden Promise in calendar year 2006 with two holes returning visible gold-bearing quartz veining which assayed a high of 19.5 grams per tonne gold over 1.15 metres.  During calendar year 2009, the Gabbro showing, which had previously sampled up to 10 g/t gold from a narrow quartz vein, was trenched without returning significant gold values.

A biogeochemical and prospecting program was carried out in the spring of 2010 to further define isolated gold-in-soil anomalies.  No significant results were returned.  A geological structural study designed to evaluate potential drill targets was completed. Recommendations are being evaluated.

At Victoria Lake, an 11 hole (2,197 metres) diamond drilling program was completed in calendar year 2006.  The program tested several coincidental geological, rock and soil geochemical anomalies as well as geophysical (gravity) anomalies.  Favourably altered, sulphide-bearing felsic volcanic units were encountered in several of the holes.  During calendar year 2008, a borehole Pulse EM survey was conducted to test for off-hole conductors that may represent massive sulphides.  Interpretation of the data identified several anomalies suggestive of conductive sources within the vicinity of the diamond drill holes.

An airborne electromagnetic and magnetic survey was carried out in January 2011 and numerous anomalies were outlined.  Additional ground surveys and prospecting will be carried out in calendar year 2012 to further evaluate selected anomalies.

No work has been carried out on the property during the current quarter.

OUTLOOK

In the next 12 months, the Company plans on focusing on its uranium assets in Wyoming, as well as it’s uranium and vanadium assets in Newfoundland & Labrador as follows.

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the nine month period ended January 31, 2012
Date Prepared: March 13, 2012

Bootheel

The updated Mineral Resource estimate will be used to assist in completing a PEA in 2012 after the completion of a 20,000 foot exploration drilling program. This PEA will assess the size of the project from an economic standpoint and will generate an initial estimate of the capital investment required to bring the project into production. Permitting will be ongoing.

Juniper Ridge

A 100,000 foot drilling program in 500 holes is planned for 2012 to continue to expand the resource with the results to be incorporated into an updated resource estimate and a PEA. This PEA will assess the size of the project from an economic standpoint and will generate an initial estimate of the capital investment required to bring the project into production. Permitting will commence in the spring of 2012.

Central Mineral Belt

With the lifting of the uranium moratorium, the Company is developing plans to continue drilling within the C Zone-Armstrong corridor in order to increase its uranium and vanadium resources, as well as to continue to explore the Two-time Zone and other nearby targets, including the Blue Star and Firestone showings.

Golden Promise

The Company has completed the planned bulk sampling program and the results warrant further work. The company is evaluating its strategic options for this property.

South Golden Promise

An airborne survey has outlined several anomalous areas, which will be the focus of future work programs.

All expenditures mentioned above will be made from the Company’s current funds on hand.

REVIEW OF FINANCIAL RESULTS

Results of operations for the nine month period ended January 31, 2012 compared to the nine month period ended January 31, 2011.

For the nine month period ended January 31, 2012, the Company reported a net loss of $10,871,701 or $0.23 per common share, compared with a net loss of $3,041,552 or $0.09 per common share for the nine month period ended January 31, 2011.

Total expenses including general administrative, exploration and evaluation, and share-based compensation for the current period were $10,631,678, which is $7,281,943 higher than in the comparative period of fiscal 2011 due primarily to an increase in business activities including promoting ongoing projects, managing capital, and maximizing development efforts.

Share-based compensation expense, which does not affect the Company’s cash flows and represents over 16% of the current period loss,  increased to $1,718,651 (fiscal 2011- $746,778), due largely to new stock options being granted to certain employees and management in the 3rd and 4th quarters of fiscal 2011 which affected the recognition of share-based compensation expense during the period.

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the nine month period ended January 31, 2012
Date Prepared: March 13, 2012

Exploration and evaluation expense, which represents approximately 62% of the loss, increased to $6,775,957 (fiscal 2011-$1,017,387) due to the noted earlier drilling programs completed on the CMB Uranium/Vanadium Project, the CMB JV Project, and the Bootheel Project, a well as the Mineral Resource estimate completed on the Juniper Ridge Property and Bootheel Project, and the updated Mineral Resource estimate completed on the Bootheel Project.

General and administrative expenses in the period also significantly increased in correlation to the increased corporate and exploration and evaluation activities. In particular, office and administration increased by $121,405 due to increased corporate activities. Rent increased by $44,054 as a result of the opening of the Denver office. Investor relations expense and travel expense increased by $161,074 and $61,506 respectively due to several new marketing initiatives and the various trade shows attended during the period.

To fuel the Company’s continuous growth, the Company has hired additional staff and consultants in the Vancouver office which has caused the consulting fees and wages and salaries to increase by $246,521 and $96,314 respectively. An increase of $15,128 in audit and accounting expense reflects additional costs attributable to the transition from Canadian GAAP to IFRS incurred in the first quarter of fiscal 2012.

Other Income (Expenses)

The Company recorded a net other expense of $(240,023) during the nine month period ended January 31, 2012 compared with a net other income of $308,183 for the comparative period of fiscal 2011. The change is largely due to an unrealized loss on marketable securities of $464,845 triggered by a significant decline in the market value of these securities during the current period. The Company recorded an unrealized gain on marketable securities of $190,850 in the same period of fiscal 2011. In addition, in the current period the Company realized an interest income of $59,371 on short term investments compared to an income of $17,793 in the same period of last fiscal year due to the increase in the Company’s cash balances following to the successful financing in November 2010. The Company also incurred a gain of $1,898 from the sale of capital assets in the nine month period of the current fiscal year compared with a loss of $110,291 from fiscal 2011.

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the nine month period ended January 31, 2012
Date Prepared: March 13, 2012

Exploration and Evaluation

The following table summarizes exploration and evaluation expense incurred in the nine month period ended January 31, 2012.

	CMB	CMB JV	Bootheel Project	Golden Promise	Juniper Ridge	Other claims	Totals
Drilling and Trenching	$1,032,775	$1,859,869	$669,678	$45,296	$918,047	$ -	$4,525,665
Geology	376,124	462,969	315,797	92,108	353,211	-	1,600,209
Geophysics	896	896	47,398	2,500	288,344	-	340,034
Geochemical	8,905	3,244	-	-	-	-	12,149
Hydrology	-	-	108,275	-	-	-	108,275
Administration	9,343	6,561	15,570	60	16,769	-	48,303
Future reclamation	-	-	-	-	-	(7,665)	(7,665)
Recovery- JV partner	-	-	(4,148)	-	-	-	(4,148)
Pre-acquisition costs	-	-	-	-	-	153,135	153,135
Balance January 31, 2012	$1,428,043	$2,333,539	$1,152,570	$139,964	$1,576,371	$145,470	$6,775,957

SUMMARY OF QUARTERLY RESULTS

The following table summarizes the Company’s financial operations for the last eight quarters.  For more detailed information, please refer to the unaudited financial statements.

Description	3Q 2012	2Q 2012	1Q 2012	4Q 2011
Total Assets Exploration & Evaluation Assets Working Capital Shareholders’ equity Net Loss Loss per share Fully diluted loss per share Exploration and evaluation expenditures	$ 13,309,715 $ 11,417,916 $ 188,829 $ 11,823,242 $ (2,381,342) $ (0.05) $ (0.05) $ 1,285,236	$ 16,160,979 $ 10,934,911 $ 2,565,194 $ 13,322,050 $(5,623,453) $ (0.12) $ (0.12) $ 3,702,818	$ 20,990,685 $ 10,245,831 $ 8,199,292 $ 18,109,002 $(2,866,906) $ (0.06) $ (0.06) $ 1,787,903	$ 21,545,974 $ 10,180,650 $ 10,815,170 $ 42,065,500 $ (841,468) $ (0.03) $ (0.03) $ (144,159)

Description	3Q 2011	2Q 2011	1Q 2011	4Q 2010
Total assets Exploration and Evaluation Working Capital Shareholders’ equity Net Loss Loss per share Fully diluted loss per share Exploration and evaluation expenditures	$ 21,847,991 $ 10,190,943 $ 10,471,260 $ 19,787,056 $ (1,607,871) $ (0.04) $ (0.04) $ 348,545	$ 12,639,506 $ 9,800,036 $ 2,065,366 $ 11,437,065 $ (512,584) $ (0.02) $ (0.02) $ 269,867	$ 13,222,737 $ 9,770,555 $ 2,418,336 $ 11,897,111 $ (921,097) $ (0.03) $ (0.03) $ 398,975	$ 34,998,792 $ 30,385,684 $ 3,403,009 $ 33,705,417 $ (165,796) $ (0.00) $ (0.00) $ 1,048,856

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the nine month period ended January 31, 2012
Date Prepared: March 13, 2012

THIRD QUARTER

For the three months ended January 31, 2012, the Company reported a net loss of $2,381,342 or $0.05 per common share, compared with a net loss of $1,607,871 or $0.04 per common share for the three months ended January 31, 2011.

All the Company’s expenses in the current quarter, also as noted earlier for the nine month period, significantly increased due to an increase in exploration and evaluation and corporate activities followed by the equity financing completed in the third quarter of fiscal 2011. The largest components of the loss are exploration and evaluation of $1,285,236 (2011-$348,545) which represents approximately 54% of the loss and a non-cash expense for share-based compensation of $418,961 (2011-$636,250).

All other expenses, such as investor relations of $92,614 (2011-$41,158), office and administration of $57,128 (2011-$44,396), and travel of $18,986 (2011-$12,685), also increased as a result of increasing corporate and investor relations activities, concurrently with an increase in consulting of $93,380 (2011-$57,176) and wages and salaries of $159,879 (2011-$196,346) due to an increase in personnel and the number of consultants providing services to the Company.

Other Income (Expenses)

Other income (expenses) decreased in the third quarter of fiscal 2012 from $222,962 to $65,459 compared with the same quarter of fiscal 2011 mostly due to the fluctuation of the market value of the Company’s marketable securities and an increase in the Company’s short term investment. In the third quarter of 2012 the Company recognized a loss of $30,444 on foreign exchange (2011-$6,516) and interest income of $21,495 (2011-$9,188) on its short term investment. In addition, the Company recorded a gain of $72,510 on marketable securities compared to a gain of $77,451 in the same quarter of last year.

LIQUIDITY AND CAPITAL RESOURCES

As of January 31, 2012, the Company had cash and cash equivalents of $711,114 (April 30, 2011 - $9,931,585). Cash used in operating activities during the nine months ended January 31, 2012 was $7,849,836 compared with $2,310,184 in the same period of fiscal 2011 due largely to the increased level of exploration activities during the period. Cash utilized in investing activities was $1,370,635 when compared with $447,931 in the same period of fiscal 2011. There was no cash from financing activities in the current period compared to net proceeds of $9,718,794 generated through share issuance in the same period of fiscal 2011.

Subsequent to January 31, 2012, the Company has closed a non-brokered private placement of 11,897,000 subscription receipts and 4,482,400 flow-through units for gross proceeds of $7,000,000. However, $4,758,800 of the gross proceeding from the private placement were placed in escrow. These proceeds will be released from escrow assuming that shareholder approval is received for the conversion of the subscription receipts into units of the Company. The Company has a shareholder meeting scheduled for March 14, 2012 to approve this matter. Assuming that shareholder approval is received and the gross proceeds of the subscription receipt portion of the private placement are released from escrow, the additional funds raised will ensure the Company has sufficient resources to meet its financial obligations for the next 12 months.

The Company’s cash and cash equivalents are held in a Schedule 1 Canadian financial institution and its affiliated brokerage house in highly liquid accounts and interest bearing investments.  No amounts have been or are invested in asset-backed commercial paper.

To date, the Company’s operations, exploration and development activities have been almost entirely financed from equity financings. The Company will continue to identify financing opportunities in order to provide

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the nine month period ended January 31, 2012
Date Prepared: March 13, 2012

additional financial flexibility and to continue the development of its property portfolio, meet land claim expenditure requirements and other commitments. While the Company has been successful raising the necessary funds in the past, there can be no assurance it can do so in the future.

COMMITMENTS

In connection with the option agreement to earn in its 90% interest in the Moran Lake Property, the Company is required to make advance royalty payments in the amount of $200,000 per year until the commencement of commercial production.   The Company was involved in a dispute with the original vendor of the Moran Lake Property regarding the timing of the advance royalty payments. On December 6, 2011, the Company settled the litigation. The terms of the settlements are cash payment in the amount of $600,000 and an additional payment of 1,193,614 in Company’s shares. All litigation has been discontinued and Mr. Murphy has acknowledged the Company’s 90% interest in the CMB Uranium /Vanadium Project has vested and any requirement for a bankable feasibility study has been irrevocably waived. The Company will be required to make advance royalty payments of $200,000 per year commencing in November 2012. Should the Company choose to bring the Moran Lake Property into production, the advance royalty payments made previously will be deducted against any Net Smelter Royalty owed to the original vendor of the property.

LITIGATION

Litigation with Expedition Mining Inc. (formally known as Universal Uranium Ltd.)

In April 2009, Crosshair commenced an action in British Columbia Supreme Court against Expedition Mining Inc. (“Expedition”) alleging that Expedition had knowledge of trades that artificially inflated the market price of shares of Expedition at the time that Crosshair agreed to purchase property and securities of Expedition.  The action relates to certain agreements Crosshair entered into with Expedition to acquire all of Expedition’s interest in its project in the Central Mineral Belt of Labrador and to purchase securities of Expedition by way of a private placement.

On April 29, 2010, the Company entered into a definitive agreement with Expedition to settle all outstanding litigation between Crosshair and Expedition.

The settlement agreement requires Crosshair and Expedition to file a consent dismissal order dismissing both the Crosshair claim and the Expedition counterclaim. Neither company paid any funds to the other pursuant to the terms of settlement.

Crosshair has also entered into a voting trust agreement (the “2010 Voting Trust Agreement”). Pursuant to the 2010 Voting Trust Agreement, Crosshair will either abstain from voting its shares in Expedition or vote those shares in favour of Expedition management’s proposals for a period of thirty-six months. As of October 31, 2011, Crosshair held 2,222,222 Expedition shares.

As per the original voting trust agreement between Crosshair and Expedition signed on July 30, 2008 (the “2008 Voting Trust Agreement”), Expedition was also required to either abstain from voting its shares in Crosshair or vote those shares in favour of Crosshair management’s proposals.

Pursuant to the settlement, beginning April 2010 and for the next twelve months, both Crosshair and Expedition were required to report on a monthly basis to the other in writing advising of the number of shares in the other they have purchased or sold in the preceding month.  In the case of a breach of these requirements the 2010 Voting Trust Agreement becomes null and void. Since Expedition complied with the terms of the settlement the Voting Trust Agreement remains in full force until July 30, 2013.

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the nine month period ended January 31, 2012
Date Prepared: March 13, 2012

Litigation with Lewis Murphy

On October 10, 2004, the Company entered in an agreement (the “Agreement”) with Mr. Lewis Murphy pursuant to which the Company was granted an option to acquire an interest in certain mineral licenses in Newfoundland and Labrador.  On April 28, 2010, Mr. Lewis Murphy commenced court proceedings against the Company in the Supreme Court of Newfoundland and Labrador in relation to the Agreement. As acknowledged by Mr. Murphy in the Statement of Claim, the mineral licenses were transferred to Crosshair.  The Agreement provides that upon the Company completing its earn-in obligations under the Agreement and becoming vested as to its 90% interest therein, the Company will pay Mr. Murphy an annual advance royalty of $200,000 per year until the Commencement of Commercial Production.  Mr. Murphy alleged he was owed an annual advance royalty payment in the amount of $200,000 in November 2009.  Mr. Murphy was seeking contractual damages in the amount of $200,000, and various declaratory reliefs including, but not limited to, an order that the transfers of any and all mineral licenses from Murphy to the Company made pursuant to the Agreement are null and void and a declaration that the Agreement is terminated.

On January 6, 2011, a judgment was issued by the Supreme Court of Newfoundland and Labrador in favour of Mr. Murphy in the amount of $200,000 (plus costs and interest) and the Company’s counterclaim was dismissed. The Company was granted leave to appeal this judgment on May 31, 2011.

On December 6, 2011, the Company settled the litigation by paying Mr. Murphy a cash payment in the amount of $600,000 and an additional payment of 1,193,614 in Company’s shares. All litigation has been discontinued and Mr. Murphy has acknowledged the Company’s 90% interest in the CMB Uranium /Vanadium Project has vested and any requirement for a bankable feasibility study has been irrevocably waived. The Company will be required to make advance royalty payments of $200,000 per year commencing in November 2012. Should the Company choose to bring the Moran Lake Property into production, the advance royalty payments made previously will be deducted against any Net Smelter Royalty owed to the original vendor of the property.

CAPITAL STOCK

The Company’s authorized capital consists of unlimited number of common shares without par value, and has securities outstanding as follows:
	As At
Security Description	January 31, 2012	March 13, 2012
Common shares – issued and outstanding	49,193.278	53,885,1781
Director, employee and contractor options – vested	3,773,871	3,736,371
Director, employee and contractor options – granted but not yet vested	1,878,750	1,853,750
Warrants to purchase shares	12,727,272	11,557,7351
Underwriters warrants – rights to purchase warrants	1,375,000	1,375,000
Common shares – fully diluted	68,948,171	72,408,034

1 These amounts do not include the 11,897,000 common shares and 5,948,500 warrants that will be issued on the conversion of the subscription receipts issued in the February 2012 private placement assuming that shareholder approval is received for such conversion at the Company’s upcoming shareholder meeting on March 14, 2012.

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the nine month period ended January 31, 2012
Date Prepared: March 13, 2012

During the nine month period ended January 31, 2012, common shares were issued as follows:

•
On October 31, 2011, 522,513 common shares were issued pursuant to a definitive agreement with Strathmore Resources Ltd. to acquire the Juniper Ridge Uranium Property. The fair value of $248,925 of these shares was allocated to exploration and evaluation.

•
On December 6, 2011, the Company settled the litigation involving its interest in the Moran Lake Property by issuing 1,193,614 common shares with a price of $0.38 per share and a value of $453,573 to the original vendor of the property.

Subsequent to January 31, 2012, common shares were issued as follows:

•
On February 28, 2012, the Company closed a non-brokered private placement of 11,897,000 subscription receipts at a price of $0.40 per subscription receipt for gross proceeds of $4,758,800. Upon satisfaction of the escrow release conditions, the subscription receipts will be automatically converted into units of the Company with each whole unit being comprised of one common share and one-half common share purchase warrant. Each warrant will be exercisable into one common share of the Company until February 27, 2014 at an exercise price of $0.70. The gross proceeds from the offering of subscription receipts will be released following shareholder approval of the conversion of the subscription receipts into units in accordance with applicable corporate and securities laws. The Company has called a shareholder meeting for March 14, 2012 to obtain such shareholder approval.

The Company concurrently closed a non-brokered private placement of 4,482,400 flow-through units at a price of $0.50 per flow through unit for gross proceeds of $2,241,200. Each flow through unit consists of one flow through common share, which qualifies as a "flow-through share" for purposes of the Income Tax Act (Canada), and one-half of one warrant. Each warrant shall be exercisable into one common share of the Company until February 27, 2014 at an exercise price of $0.70.

All securities issued will be subject to a four month hold period. The Company paid, or will pay on satisfaction of the escrow release conditions, cash finder's fees in connection with the offering equal to 5.0% of the gross proceeds and issue broker warrants equal to 6.0% of the number of Subscription Receipts and Flow-Through Units sold in the offering. Each broker warrant will be exercisable for one common share of the Company at an exercise price of $0.50 until February 27, 2014. The subscription receipt portion of the Offering is subject to the final approval of the Toronto Stock Exchange and NYSE AMEX. In addition, the conversion of Subscription Receipts into Units is subject to approval by an ordinary resolution of the Company's shareholders at its upcoming shareholder meeting on March 14, 2012.

•
On February 28, 2012, the Company issued 209,500 common shares, and made a cash payment of US$15,000, to Mr. Mickey Fulp to satisfy an outstanding finder's fee obligation in connection with the Company's acquisition of the Juniper Ridge Property.

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the nine month period ended January 31, 2012
Date Prepared: March 13, 2012

RELATED PARTY TRANSACTIONS

The Company’s related parties consist of directors, a law firm of which a director the Company is a partner, companies controlled by a former director of the Company, and companies owned by officers and directors as follows:

Related Party	Nature of Transactions
Forbes West Management Corp.. (formerly “EGM Exploration Group Management Corp”)– owned by Mark Morabito, a director and an officer	Corporate services (salaries and benefits, investor relations, rent, office and administration, travel, geological consulting fees)
ArkOrion Enterprises Inc. – controlled by Adam Kniec, a former officer	Consulting fees
MJM Consulting Corp. – controlled by Mark Morabito, a director and an officer	Management fees
Sundance Geological Ltd. – controlled by Stewart Wallis, a director and an officer	Management fees
Bevo Beaven Corporate Communications – controlled by Horace Beaven, an officer	Investor relations
Stratamodel Inc. – controlled by Tom Bell, an officer	Exploration and evaluation
Ludwig and Associates, LLC – controlled by Mark Ludwig, an officer	Consulting fee
Ian Smith - a director	Wages and salaries, director fee, share-based compensation
Jay Sujir - a director	Wages and salaries, director fee, share-based compensation
Rick Gill - a director	Wages and salaries, director fee, share-based compensation
Mark Morabito - a director and an officer	Share-based compensation
Chris Collingwood - a director	Wages and salaries, director fee, share-based compensation
Joseph Miller - a director	Wages and salaries, director fee, share-based compensation
Stewart Wallis - a director and an officer	Share-based compensation
Evelyn Cox – an officer	Share-based compensation
Sonya Atwal - a former officer	Wages and salaries, share-based compensation
Sheila Paine - an officer	Wages and salaries, share-based compensation
Mark Ludwig – an officer	Share-based compensation
Horace H. Beaven – an officer	Share-based compensation
Adam Kniec – a former officer	Share-based compensation

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the nine month period ended January 31, 2012
Date Prepared: March 13, 2012

The Company’s related parties consist of directors and officers and companies controlled by officers and former officers of the Company.

During the periods ended January 31, 2012 and 2011, the following cash and non-cash compensations were paid or accrued to the executive officers, directors and key management of the Company:

Executive Chairman - $112,500 of management fees (2011 - $74,997), $201,291 of share-based compensation (2011-$105,294)

CEO - $200,000 of management fees (2011 - $185,000), $201,291 of share-based compensation (2011-$105,289)

Former CFO (before December 1, 2011) - $53,676 of share-based compensation (2011-$26,644).

Former CFO (before February 15, 2011) - $Nil of consulting fees (2011-$47,700), $27,520 of share-based compensation (2011-$17,134).

VP Corporate Communications - $94,778 of investor relations fees (2011 - $Nil), $76,432 of share-based compensation (2011-$Nil).

VP & Chief Geologist - $147,734 of exploration and evaluation fees (2011-$Nil), $21,338 of share based compensation (2011-$Nil).

VP Corporate Development - $53,676 of share-based compensation (2011-$29,946)

COO - $126,633 of consulting fees (2010-$Nil), $122,286 of share-based compensation (2011-$Nil).

Corporate Secretary -$53,676 of share-based compensation (2011-$32,735).

During the periods ended January 31, 2012 and 2011, the Company paid or accrued the following cash and non-cash compensations to the directors of the Company: $71,375 of director fees (2011-$Nil), $214,705 of share-based compensation (2011-$151,852).

The Company incurred the following expenses to Forbes West Management Corp controlled by an Executive Chairman of the Company, according to a Management Services Agreement to provide services and facilities to the Company:

For the nine month period ended January 31,	2012	2011
Expenses:
Consulting	$ 154,127	$ 21,426
Wages and salaries	414,571	226,073
Investor relations	5,830	5,608
Office and administration	140,261	53,050
Rent	57,815	37,133
Transfer agent and filing fees	21,833	88
Travel	17,716	2,451
Exploration and evaluation expenses:
Geological consulting fees	727,584	218,953

	$ 1,539,737	$ 564,782

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the nine month period ended January 31, 2012
Date Prepared: March 13, 2012

Amounts due to related parties as at January 31, 2012 included the following:

•	Forbes West Management Corp. controlled by the Executive Chairman - $270,198 (April 30, 2011 - $72,407, May 1, 2010 - $4,294)

•	Sundance Geological Ltd., controlled by the CEO - $22,400 (April 30, 2011 - $Nil, May 1, 2010 - $15,750)

•	Bevo Beaven Corporate Communications., controlled by the VP of Corporate Communications - $7,363 (April 30, 2011 - $Nil, May 1, 2010 - $Nil)

•	Stratamodel Inc., controlled by the VP & Chief Geologist - $13,402 (April 30, 2011 - $12,185, May 1, 2010 - $Nil)

The amounts due to related parties are non-interest bearing, with no fixed terms of the repayment.

GOING CONCERN

The Company is in the process of exploring and developing its mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable.  The recoverability of the amounts shown for mineral properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

The condensed interim consolidated financial statements have been prepared using International Financial Reporting Standards (“IFRS”) on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

As at January 31, 2012, the Company had working capital of $188,829 (April 30, 2011 - $10,815,170, May 1, 2010 - $3,403,009) and a deficit of $90,020,265 (April 30, 2011 - $79,148,564, May 1, 2010 - $75,265,544). Subsequent to January 31, 2012, the Company successfully closed a non-brokered private placement for total gross proceeds of $7,000,000 (Note 17). However, $4,758,800 of the gross proceeding from the private placement were placed in escrow. These proceeds will be released from escrow assuming that shareholder approval is received for the conversion of the subscription receipts into units of the Company. The Company has a shareholder meeting scheduled for March 14, 2012 to approve this matter. Assuming that shareholder approval is received and the gross proceeds of the subscription receipt portion of the private placement are released from escrow, management believes the Company has sufficient funds to pay its ongoing operating expenditures, meet its liabilities for the next 12 months as they fall due and to fund cash payments for planned exploration programs.

The Company’s consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption deemed to be inappropriate.  These adjustments could be material.

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the nine month period ended January 31, 2012
Date Prepared: March 13, 2012

CRITICAL ACCOUNTING ESTIMATES

Management considers the following estimates to be the most critical in understanding the judgements that are involved in the preparation of the Company’s financial statements for the nine month period ended January 31, 2012 and the uncertainties that could impact its results of operations, financial condition and cash flow:

Use of estimates

The preparation of financial statements in conformity with IAS 34 requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Actual results may differ from these estimates. Significant areas where management’s judgement is applied include: asset valuations, depreciation of equipment, provision for asset retirement obligations, valuation allowance for future income taxes, valuation of warrants and share-based compensation.

Impairment assessment of the carrying value of its Mineral properties

A long-lived asset is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds its fair value. For purposes of recognition and measurement of an impairment loss, a long-lived asset is grouped with other assets and liabilities to form an asset group at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Estimates of future cash flows used to test recoverability of a long-lived asset include only the future cash flows that are directly associated with, and that are expected to arise as a direct result of, its use and eventual disposition.

Share-based compensation

The Company makes estimates regarding assumptions used in the calculation of share based compensation.  These included the risk-free interest rate, expected life of options, volatility, dividend rate, and forfeiture rate. The Company reviews historical trading data, previous exercise history, and risk free interest rates posted by Canadian Banks in making these assumptions. The Company recognizes an expense arising from stock options granted to both employees and non-employees using the fair value method.  The fair value of option grants is generally established at the date of grant using the Black Scholes option pricing model and the compensation amount, equal to the option’s fair value, is then recognized over the options vesting periods.

ACCOUNTING POLICIES

International Financial Reporting Standards (“IFRS”)

Transition to IFRS from GAAP

Effective May 1, 2011, the Company transitioned from Canadian GAAP reporting to IFRS.  Previously, the Company prepared its consolidated annual financial statements and its condensed consolidated interim financial statements in accordance with Canadian GAAP.

The condensed consolidated interim financial statements for the nine months ended January 31, 2012 are prepared in accordance with IFRS, as stated in Note 2.  The accounting policies in Note 3 have been applied in preparing the condensed interim consolidated financial statements for the nine months ended January 31, 2012 and 2011, the consolidated financial statements for the year ended April 30, 2011, and the opening IFRS statement of financial position on May 1, 2010, the "Transition Date".

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the nine month period ended January 31, 2012
Date Prepared: March 13, 2012

In preparing the opening IFRS statement of financial position and the financial statements for the interim period ended January 31, 2012, the Company has adjusted amounts reported previously in financial statements that were prepared in accordance with Canadian GAAP. An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the Note 16 of the financial statements. The guidance for the first time adoption of IFRS is set out in IFRS 1. IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS. The Company elected to take the following IFRS 1 optional exemptions:

Share-based payments

IFRS 1 permits the application of IFRS 2 Share Based Payments only to equity instruments granted after November 7, 2002 that had not vested by the date of transition to IFRS.

Decommissioning liabilities (asset retirement obligations)

IFRIC 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities requires re-measurement of the asset retirement obligation at each period end to reflect changes due to changes in various assumptions. The Company has elected to utilize this exemption which allows the Company to not retrospectively adjust the environmental rehabilitation provision and related assets; the environmental rehabilitation provision has been accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets as at the transition date and thereafter.

Compound financial instruments

IAS 32 Financial Instruments: Presentation requires an entity to split a compound financial instrument at inception into separate liability and equity components. If the liability component is no longer outstanding, retrospective application of IAS 32 involves separating two portions of equity. However, in accordance with IFRS 1, a first-time adopter need not separate these two portions if the liability component is no longer outstanding at the date of transition to IFRS. The Company has elected to utilize this exemption, and therefore not separate the two components of prior flow-through share issuances for which the related expenditures had been fully renounced as of the date of transition to IFRS.

The adoption of IFRS has resulted in changes to the Company’s reported financial position and results of operations.  The Company’s adoption of IFRS did not have an impact on the total operating, investing or financing cash flows. In order to allow the users of the financial statements to better understand these changes, the financial statements previously presented under Canadian GAAP have been reconciled to IFRS. For a description of the changes, see the discussion in Notes to the IFRS Reconciliations below.

Exploration and evaluation assets

The Company records its interest in mineral properties at cost.  Costs incurred before the Company has obtained the legal rights to explore an area are expensed. Costs to acquire mineral properties are capitalized as incurred. Costs related to the exploration and evaluation of mineral properties are expensed as incurred. The Company considers mineral rights to be intangible assets and accordingly, the Company capitalizes certain costs related to the acquisition of mineral rights. The Company considers each mineral property to be a separate cash generating unit.

Any option payments received by the Company from third parties or tax credits refunded to the Company are credited to the capitalized cost of the mineral property. If payments received exceed the capitalized cost of the mineral property, the excess is recognized as income in the year received. The amounts shown for mineral properties do not necessarily represent present or future values. Their recoverability is dependent upon the

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the nine month period ended January 31, 2012
Date Prepared: March 13, 2012

discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

Management’s estimates of mineral prices and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs.  Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect management’s estimate of the net cash flow to be generated from its properties.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete the development and upon future profitable production or proceeds from the disposition thereof.

RISK FACTORS

Commodity Price Volatility

The market prices for commodities, over which the Company has no control, are volatile.  There is no assurance that if commercial quantities of these commodities are discovered, a profitable market will exist for a production decision to be made or for the ultimate sale of production at a profit.  As the Company is currently not in production, no sensitivity analysis for price changes has been provided.

Resource Estimates

There is a degree of uncertainty attributable to the calculation of reserve tonnages and grades.  Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data.  The measured and indicated and inferred resource figures set forth by the Company are estimates, and there is no certainty that these resources can be converted into reserves with profitable extraction.  Declines in the market prices for metals may adversely affect the economics of converting a resource estimate into a reserve.

Foreign Currency Exchange

The Company maintains its accounts in Canadian dollars, and has historically raised new financing in Canadian dollars.  With the acquisition of Target, the Company now has operations in the United States which subject it to fluctuations between the Canadian and United States currencies.  Generally, the Company purchases sufficient US dollars to offset a significant portion of known US obligations in order to minimize foreign exchange fluctuations.

Exploration and Evaluation

Mineral exploration, evaluation, and development involve a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company’s mineral exploration activities will result in any discoveries of new bodies of commercial ore. There is also no assurance that presently identified mineralization can be mined at a profit.  Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved.

The commercial viability of a mineral deposit is also dependant upon a number of factors, some of which are beyond the Company’s control such as, commodity prices, exchange rates, government policies and regulation and environmental protection.

Financing

The Company does not currently have any operations generating cash to fund projected levels of exploration and development activity and associated overhead costs. The Company is therefore dependent upon debt and equity

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the nine month period ended January 31, 2012
Date Prepared: March 13, 2012

financing to carry out its exploration and development plans. There can be no assurance that such financing will be available to the Company or at all.  In the future the Company will require additional funding to maintain its mineral properties in good standing.  While the Company has been successful in raising funds in the past, there can be no assurance it can continue to do so in the future.  The lack of additional financing could result in delay or indefinite postponement of further exploration and possible, partial, or total loss of Crosshair’s interest in its mineral properties.

FINANCIAL INSTRUMENTS

The fair value of the Company’s receivables, due from related parties, payables and accrued liabilities, and due to related parties approximate carrying value, due to their short-term nature. The Company’s cash and cash equivalents and marketable securities are measured at fair value, under the fair value hierarchy based on level one quoted prices in active markets for identical assets or liabilities. The Company’s other financial instrument, being reclamation bonds, is measured at amortized cost.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and price risk.

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this report, an evaluation of the effectiveness of the design and operations of our “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) of the United States Securities Exchange Act of 1934 (the “Exchanged Act”)) was carried out by our principal executive officer and principal financial officer. Based upon that evaluation, our principal executive officer and principal financial officer have concluded as of the end of the period covered by this report that the design and operation of our disclosure controls and procedures are effective at the reasonable assurance level to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosures.

Notwithstanding the foregoing, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that our disclosure controls and procedures will detect or uncover every situation involving the failure of persons within our company and our subsidiaries to disclose material information otherwise required to be set forth in our periodic reports.  Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objective of ensuring that information required to be disclosed in the reports that we file or submit under the Exchange Act is communicated to management to allow timely decisions regarding required disclosure.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management conducted an evaluation of the effectiveness of company level internal controls over financial reporting on a risk based approach using elements of the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the nine month period ended January 31, 2012
Date Prepared: March 13, 2012

preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There were no changes in the Company’s internal controls over financial reporting during the nine month period ended January 31, 2012 that have affected, or which are reasonably likely to materially affect, its internal control over financial reporting.

Management’s internal control report was not subject to attestation by the Corporation’s independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Corporation to provide only management’s report.

SUBSEQUENT EVENTS

The following transactions occurred subsequent to January 31, 2012:

•
On February 28, 2012, the Company closed a non-brokered private placement of 11,897,000 subscription receipts at a price of $0.40 per subscription receipt for gross proceeds of $4,758,800. Upon satisfaction of the escrow release conditions, the subscription receipts will be automatically converted into units of the Company, with each whole unit being comprised of one common share and one-half common share purchase warrant. Each warrant will be exercisable until February 27, 2014 at an exercise price of $0.70. The gross proceeds from the offering of subscription receipts will be released following shareholder approval of the conversion of the subscription receipts into Units in accordance with applicable corporate and securities laws. The Company has called a shareholder meeting for March 14, 2012 to obtain such shareholder approval.

The Company concurrently closed a non-brokered private placement of 4,482,400 flow-through units  at a price of $0.50 per flow-through unit for gross proceeds of $2,241,200. Each flow-through unit consists of one flow through common share, which qualifies as a "flow-through share" for purposes of the Income Tax Act (Canada), and one-half of one warrant. Each warrant shall be exercisable into one Share until February 27, 2014 at an exercise price of $0.70.

All securities issued will be subject to a four month hold period. The Company paid, or will pay on satisfaction of the escrow release conditions, cash finder's fees in connection with the offering equal to 5.0% of the gross proceeds and issued broker warrants equal to 6.0% of the number of Subscription Receipts and Flow-Through Units sold in the offering. Each broker warrant is exercisable for one share of the Company at an exercise price of $0.50 until February 27, 2014. The subscription receipt portion of the Offering is subject to the final approval of the Toronto Stock Exchange and NYSE AMEX. (In addition, the conversion of Subscription Receipts into Units is subject to approval by an ordinary resolution of the Company's shareholders at its upcoming shareholder meeting on March 14, 2012.

The net proceeds raised from the offering of Subscription Receipts will be used by the Company to finance the exploration expenditures on its properties and for general corporate purposes. The gross proceeds raised from the offering of Flow Through Units will be used by the Company for exploration expenditures on its Central Mineral Belt Properties, which will constitute Canadian exploration expenditures (as defined in the Income Tax Act (Canada)) and will be renounced for the 2012 taxation year.

•
On February 28, 2012, the Company also announced that it issued 209,500 Common Shares, and made a cash payment of US$15,000, to Mr. Mickey Fulp. The Common Shares and cash payment were paid to Mr. Fulp to satisfy an outstanding finder's fee obligation in connection with the Company's acquisition of the Juniper Ridge Property.

Crosshair Energy Corporation
(Formerly Crosshair Exploration & Mining Corp.)
Management Discussion & Analysis
For the nine month period ended January 31, 2012
Date Prepared: March 13, 2012

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s Annual Report on Form 20-F, is on SEDAR at www.sedar.com.

APPROVAL

The board of directors of Crosshair Energy Corporation. has approved the disclosures contained in this MD&A.  A copy of this MD&A will be provided to anyone who requests it.